September 25, 2020

VIA EDGAR
==========
Mark Cowan
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Starboard Investment Trust; File Nos. 333-159484 and 811-22298

Dear Mr. Cowan,

On July 31, 2020, Starboard Investment Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Cavalier Adaptive Income Fund and the Cavalier Hedged High Income Fund (the “Funds”). On September 15, 2020, you provided oral comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

Prospectus:

Summary – Cavalier Adaptive Income Fund

Comment 1. The Fund appears to be about 70% invested in collateralized mortgage obligations, which include below investment grade securities. Please explain supplementally how the Adviser or Sub-Adviser determines that the asset-backed securities in the Fund’s portfolio are sufficiently liquid to be appropriate for an open-end fund including general market data on these investments and the factors discussed in the adopting release for Rule 22e-4 under the Investment Company Act.

Response. Please see our response to the SEC’s prior inquiry on this issue regarding liquidity in our letter dated September 17, 2019 filed on EDGAR as correspondence. The Sub-Advisor’s analysis of liquidity has not changed.

Comment 2. In “Principal Investment Strategies”, please describe more specifically how the inverse and leveraged ETFs will be used by the Fund.

Response. The Registrant revised the disclosure to indicate that the inverse and leveraged ETFs were used to hedge the Fund’s portfolio.

Comment 3. Please revise the disclosure to more fully explain how the Fund’s assets are allocated between the Advisor and Sub-Advisor.

Response. The Registrant has revised the disclosure as follows:

The Advisor and Sub-Advisor each manage a portion of the Fund as determined by the Advisor based on prevailing fixed income market conditions. The Adviser’s investment model indicates which fixed income sectors are more or less favorable at a given time. To the extent that the Advisor’s model indicates that the Fund should be invested in non-agency mortgage backed securities, that portion of the Fund’s portfolio is allocated to the Sub-Advisor. The Advisor is responsible for managing the remaining portion of the Fund that is not invested in non-agency mortgage backed securities.

Summary – Both Funds

Comment 4. Please provide the completed Fee Table in correspondence in advance of the 485(b) filing for the Funds.

Response. The Fee Tables are provided below.

Cavalier Adaptive Income

Shareholder Fees
(fees paid directly from your investment)
	Institutional	Class C	Class A
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None	None	4.50%
Maximum Deferred Sales Charge (Load) (as a % of the lesser of amount purchased or redeemed)	None	1.00%	None
Redemption Fee (as a % of amount redeemed)	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Institutional	Class C	Class A
Management Fees	1.00%	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	None	1.00%	0.25%
Other Expenses	0.83%	0.83%	0.83%
Acquired Fund Fees and Expenses[1]	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.84%	2.84%	2.09%
Less Fee Waiver and/or Expense Limitation[2]	(0.58)%	(0.58)%	(0.58)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Limitation	1.26%	2.26%	1.51%

1. “Acquired Fund” means any investment company in which the Fund invests or has invested during the previous fiscal year. The “Total Annual Fund Operating Expenses” and “Net Annual Fund Operating Expenses” will not match the Fund’s gross and net expense ratios reported in the Financial Highlights from the Fund’s financial statements, which reflect the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses.

2. Cavalier Investments, LLC, the investment advisor to the Fund (the “Advisor”), has entered into an expense limitation agreement with the Fund under which it has agreed to waive or reduce its fees and assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses (exclusive of: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Advisor)) to not more than 1.25%, 2.25%, and 1.50% of the average daily net assets of the Institutional, Class C, and Class A shares of the Fund, respectively. Net annual operating expenses for the Fund may exceed these limits to the extent that it incurs expenses enumerated above as exclusions. The expense limitation agreement runs through September 30, 2021 and may be terminated by the Board at any time. The Advisor cannot recoup from the Fund any amounts paid by the Advisor under the expense limitation agreement.

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Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem (or you hold) all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. The Example includes the Fund’s contractual expense limitation through September 30, 2021. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Class	1 Year	3 Years	5 Years	10 Years
Institutional Class	$128	$522	$941	$2,111
Class C	$329	$825	$1,448	$3,125
Class A	$597	$1,022	$1,472	$2,718

You would pay the following expenses if you did not redeem your shares:

Class	1 Year	3 Years	5 Years	10 Years
Institutional Class	$128	$522	$941	$2,111
Class C	$229	$825	$1,448	$3,125
Class A	$597	$1,022	$1,472	$2,718

Cavalier Hedged High Income

Shareholder Fees
(fees paid directly from your investment)
	Institutional	Class C	Class A
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None	None	4.50%
Maximum Deferred Sales Charge (Load) (as a % of the lesser of amount purchased or redeemed)	None	1.00%	None
Redemption Fee (as a % of amount redeemed)	None	None	None

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Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Institutional	Class C	Class A
Management Fees	1.00%	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	None	1.00%	0.25%
Other Expenses	1.07%	1.07%	1.07%
Acquired Fund Fees and Expenses[1]	0.27%	0.27%	0.27%
Total Annual Fund Operating Expenses	2.34%	3.34%	2.59%
Less Fee Waiver and/or Expense Limitation[2]	(0.82)%	(0.82)%	(0.82)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Limitation	1.52%	2.52%	1.77%

1. “Acquired Fund” means any investment company in which the Fund invests or has invested during the previous fiscal year. The “Total Annual Fund Operating Expenses” and “Net Annual Fund Operating Expenses” will not match the Fund’s gross and net expense ratios reported in the Financial Highlights from the Fund’s financial statements, which reflect the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses.

2.  Cavalier Investments, LLC, the investment advisor to the Fund (the “Advisor”), has entered into an expense limitation agreement with the Fund under which it has agreed to waive or reduce its fees and assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses (exclusive of: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Advisor)) to not more than 1.25%, 2.25%, and 1.50% of the average daily net assets of the Institutional, Class C, and Class A shares of the Fund, respectively. Net annual operating expenses for the Fund may exceed these limits to the extent that it incurs expenses enumerated above as exclusions. The expense limitation agreement runs through September 30, 2021 and may be terminated by the Board at any time. The Advisor cannot recoup from the Fund any amounts paid by the Advisor under the expense limitation agreement.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem (or you hold) all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. The Example includes the Fund’s contractual expense limitation through September 30, 2021. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Class	1 Year	3 Years	5 Years	10 Years
Institutional Class	$155	$652	$1,176	$2,613
Class C	$355	$951	$1,670	$3,576
Class A	$622	$1,145	$1,693	$3,185

You would pay the following expenses if you did not redeem your shares:

Class	1 Year	3 Years	5 Years	10 Years
Institutional Class	$155	$652	$1,176	$2,613
Class C	$255	$951	$1,670	$3,576
Class A	$622	$1,145	$1,693	$3,185

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Comment 5. In “Principal Investment Strategies”, please provide a definition of duration and how it operates.

Response. The Registrant has revised the disclosure as follows:

The fixed income securities in which the Fund invests do not have an established average portfolio duration and the average portfolio durations will vary. Duration is a measure of the sensitivity of the price of a bond or other debt instrument to a change in interest rates. In general, the higher the duration, the more a bond's price will drop as interest rates rise (and the greater the interest rate risk).

Comment 6. In “Principal Investment Strategies”, in the paragraph discussing the Advisor’s investment model, please revise the language to use plain English. Please also describe the factors used in the recession model and what it measures.

Response. The Registrant has revised the disclosure as follows:

In managing its portion of the Fund, the Advisor uses an investment model for analyzing market trends. The investment model includes factors such as price momentum, volatility, comparative indicators relative to certain indices and a recession model (a model that measures the probability of a recession within the next several months based on leading economic indicators). The Advisor utilizes research and valuation metrics to determine which fixed income asset classes have the greatest potential for producing positive performance and income, with a focus on capturing upside performance while protecting against asset loss. Valuation metrics are measures of a company's performance, financial health and prospects for future earnings by comparing the market's opinion (share price) to actual reported earnings to help predict a company's prospects.

Comment 7. In the last paragraph of “Principal Investment Strategies”, it states that the Fund will sell a portfolio security when a more attractive investment opportunity is identified, or the Fund’s portfolio needs to be rebalanced. Please explain when the portfolio is rebalanced and the purpose of rebalancing.

Response. The Advisor has confirmed to the Registrant that the portfolio is rebalanced as needed in response to available cash in the Fund. The Registrant has revised the disclosure as follows:

The portfolio managers will sell a portfolio security when a more attractive investment opportunity is identified, or the Fund’s portfolio needs to be rebalanced due to increases or decreases in the Fund’s net assets.

Comment 8. In “Principal Risks of Investing in the Fund”, please add an ETN and a cash risk.

Response. The Registrant has added the disclosure requested.

Comment 9. If the portion of the portfolio managed by the Advisor is intended to manage volatility, then, in “Principal Risks of Investing in the Fund”, please add a managed volatility risk as follows:

Managed Volatility Risk. Techniques used by Advisor to manage the volatility of the Fund’s investments carry the risks that such techniques may not protect against market declines. The techniques may also limit the Fund’s participation in market gains, particularly during periods where market values are increasing but market volatility is high. Further, such techniques may increase portfolio transaction costs, which could result in losses or reduced gains. They also may not be successful as the techniques are subject to the Advisor’s ability to correctly analyze and implement the volatility management techniques in a timely manner.

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Response. The Registrant has added the disclosure requested.

Comment 10. In “Principal Risks of Investing in the Fund – Interest Rate Risk”, please revise the disclosure to include that interest rates are at historic lows due to the stimulus programs implemented by the federal government as a result of the pandemic.

Response. The Registrant has revised the disclosure as requested.

Comment 11. Consider adding disclosure regarding fees paid when investing in Portfolio Funds to “Principal Risks of Investing in the Fund – Control of Portfolio Funds Risk”.

Response. The Registrant has added the risk to be “Fund Investing Risk” as follows:

Fund Investing Risk. Investments in other investment companies subject the Fund to additional operating and management fees and expenses. Investors in the Fund will indirectly bear fees and expenses charged by the funds in which the Fund invests, in addition to the Fund’s direct fees and expenses. The Fund’s performance depends in part upon the performance of the investment advisor to each Portfolio Fund, the strategies and instruments used by the Portfolio Funds, and the Advisor's ability to select Portfolio Funds and effectively allocate fund assets among them.

Comment 12. In “Principal Risks of Investing in the Fund – Foreign Securities and Emerging Markets Risk”, the first sentence indicates that the Fund invests significantly in foreign securities. Please remove this statement or add it to the principal strategies. For the disclosure related to emerging markets, please include that there is less publicly available information on emerging market companies due to differences in regulation, accounting, auditing, and financial recordkeeping requirements and that the information available may be unreliable or outdated.

Response. The Registrant has revised the risk as requested.

Comment 13. The website listed in “Performance Information” for Class A shares appears to have incorrect information regarding the inception date.

Response. The Registrant has corrected the error in the fact sheet on the Fund’s website.

Comment 14. Please add disclosure to the introduction to “Performance Information” explaining that the Fund’s strategy changed if the changes reflected in the Registration Statement will affect performance.

Response. The Registrant has added the disclosure requested.

Comment 15. In “Performance Information”, please delete the second reference to the indexes in the table as index returns need only be shown once and for the since inception period for the share class shown in the bar chart.

Response. The Registrant has revised the disclosure as requested.

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Additional Information about the Fund’s Investment Objectives, Principal Investment Strategies, and Risks

Comment 16. In “Principal Investment Strategies”, please revise the disclosure so that Item 4 is a summary of Item 9.

Response. The Registrant has revised the disclosure so that Item 4 is a summary of Item 9.

Management

Comment 17. In “Management – Portfolio Managers”, please add a statement that that each portfolio manager is jointly and primarily responsible for the day-to-day management of the applicable Fund’s portfolio.

Response. The Registrant has added the disclosure requested in this section and in the summary for Cavalier Adaptive Income Fund.

SAI:

Comment 18. In “Investment Limitations – Non-Fundamental Policies”, please revise the limitation to reference “and other illiquid investments” rather than “and other illiquid securities.”

Response. The Registrant has made the revision requested.

Comment 19. Please explain supplementally why the information in “Financial Statements” is bracketed.

Response. The Registrant bracketed the incorporation of the financial statements by reference so that an auditor’s consent would not be needed for the 485(a) filing, but will incorporate by reference in the 485(b) filing with an auditor’s consent filed as an exhibit.

Part C:

Comment 20. On the signature page, please confirm the titles of the officers signing as there are two principal financial officers listed. Please also confirm that the principal financial officer is also the principal accounting officer.

Response. The Registrant has corrected the typo in the titles as Katherine Honey is the principal executive officer, not the principal financial officer. The Registrant confirms that Ashley Lanham (formerly, Harris) is the principal financial officer and principal accounting officer.

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If you have any questions or comments, please contact the undersigned at 214.665.3685. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle

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